UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No._)



                  First Keystone Financial, Inc.
                     (Name of Issuer)

               Common Stock, par value $0.01 per share
                   (Title of Class of Securities)

                            320655-10-3
                           (CUSIP Number)

                          Charles J. Moore
                         The Banc Funds Company, L.L.C.
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          April 10, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  320655-10-3


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      9,532 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         9,532 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    9,532 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.78%

14  Type of Reporting Person*
    PN

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CUSIP No.  320655-10-3

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      29,218 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         29,218 shares
  With
                            10 Shared Dispositive Power
                               0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    29,218 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.38%

14  Type of Reporting Person*
    00

CUSIP No.  320655-10-3

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      9,340 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         9,340 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    9,340 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.76%

14  Type of Reporting Person*
    PN

CUSIP No.  320655-10-3

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      31,410 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         31,410 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    31,410 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.56%

14  Type of Reporting Person*
    00

    This  statement  relates  to the  Common  Stock,  $0.01 par  value  ("Common
Stock"), of First Keystone Financial, Inc. ("FKFS"). The address of the principal executive offices of FKFS is 22 West State Street, Media, PA 19063.

Item 2.   Identity and Background

  (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. MidBanc III and IV are Illinois limited partnerships.

  (ii) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management III and IV are Illinois corporations.

  (iii) The executive officers and directors of Management III and IV are the same and are composed of:

     Name and                                       Offices in
Present Principal                                  Management
    Occupation                                     III and IV
-----------------                                ---------------

Joan W. Moore                                    Secretary
Member, The Banc Funds                           and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                                 President, Treasurer,
Manager, BF III, T III,                          and Director
BF IV, and T IV

  (iv) The sole stockholder of Management III and IV is TBFC an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF III, BF IV, T III and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III and IV, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III and IV.

  (v) The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (b) and (c) The address of the principal business and principal office of BF III, T III, BF IV, T IV, MidBanc III, MidBanc IV, Management III, Management IV, and TBFC and the business address of each of the persons named in paragraph
(a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $1,667,906 from the capital of the Funds has been used in making purchases of 79,500 shares of Common Stock of FKFS.

Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of FKFS reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of FKFS or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 79,500 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 6.47% of the Common Stock of FKFS outstanding as of April 10, 1997. Of said shares, 9,532 shares of Common Stock are beneficially owned by BF III (0.78% of the outstanding shares), while 29,218 shares of Common Stock are beneficially owned by T III (2.38% of the outstanding shares), while 9,340 shares of Common Stock are beneficially owned by BF IV (0.76% of the outstanding shares), and 31,410 shares of Common Stock are beneficially owned by T IV (2.56% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of FKFS are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above. As set forth in Item 2(a)(iv), Charles J. Moore as portfolio manager has the power to vote and to dispose of the issuer's securities.

  (c) On April 10, 1997, the Funds' ownership of shares of Common Stock of FKFS increased to more than 5% of the adjusted outstanding shares of said class. The Funds have purchased and sold Common Shares on the open market as described in the table below:

BF III Purchases:
               Dollar                  Number             Cost per
Date           Amount                 of Shares            Share
------------  -----------           ------------        ----------
03/12/97       21,648.00                  984             22.00
03/17/97       13,453.13                  615             21.875
03/18/97       13,453.13                  615             21.875
04/02/97       26,752.50                1,230             21.75
04/24/97        7,933.50                  369             21.50
06/12/97       56,580.00                2,460             23.00


T III Purchases:
               Dollar                   Number          Cost per
Date           Amount                 of Shares          Share
------------ ------------           ------------      ----------
03/12/97       66,352.00                3,016             22.00
03/17/97       41,234.38                1,885             21.875
03/18/97       41,234.38                1,885             21.875
04/02/97       81,997.50                3,770             21.75
04/24/97       24,316.50                1,131             21.50
06/12/97      173,420.00                7,540             23.00

BF IV Purchases:
              Dollar                     Number        Cost per
Date          Amount                 of Shares          Share
------------ ------------          ------------       ----------
03/12/97      20,174.00                   917            22.00
04/01/97      24,925.50                 1,146            21.75
04/10/97      17,493.63                   802            21.8125
06/12/97      26,358.00                 1,146            23.00


T IV Purchases:
             Dollar                     Number         Cost per
Dat          Amount                 of Shares           Share
------------ -----------          ------------       ----------
03/12/97     67,826.00                 3,083            22.00
04/01/97     83,824.50                 3,854            21.75
04/10/97     58,850.12                 2,698            21.8125
06/12/97     88,642.00                 3,854            23.00



Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None


Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 1997

BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President